EXHIBIT 99.1

For Immediate Release 20-42-TR	Date:	August 19, 2020

Teck Announces Senior Executive Appointments

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of three experienced senior executives to help advance key priorities to generate long-term value.

“In addition to addressing the retirements of two key members of our team, these appointments add significant depth of knowledge and experience to Teck. These changes will further strengthen our senior management team as we continue to advance our key priorities to generate long-term value for shareholders: the QB2 project, the Neptune facility upgrade, RACE21, and our cost reduction program,” said Don Lindsay, President and CEO.

Harry “Red” Conger has been appointed as Teck’s Executive Vice President and Chief Operating Officer, effective September 1.

“I am pleased to welcome Red to Teck,” said Mr. Lindsay. “He brings to the role more than 40 years of global mining industry experience and a strong background in consistently achieving operating excellence and strong financial performance across commodities and jurisdictions.”

Mr. Conger most recently held the role of President and COO – Americas with Freeport-McMoRan. He brings a strong background in operating excellence, financial performance and delivering large-scale projects throughout the Americas, including Morenci in the U.S. and Cerro Verde in Peru. He holds a Bachelor of Science, Mining Engineering, from the Colorado School of Mines.

Mr. Conger will be responsible for all of Teck’s mining and metallurgical operations, projects and joint ventures across the copper, zinc, steelmaking coal and energy business units. Executives reporting to him include:
●	Dale Andres, Senior Vice President, Base Metals
●	Alex Christopher, Senior Vice President, Exploration, Projects and Technical Services
●	Kieron McFadyen, Senior Vice President, Energy
●	Andrew Milner, Senior Vice President and Chief Transformation Officer
●	Robin Sheremeta, Senior Vice President, Coal

Jonathan Price has been appointed as Teck’s Senior Vice President and Chief Financial Officer, effective October 1. Mr. Price succeeds Ron Millos, who has recently announced his retirement.

“Jonathan brings to the role extensive international mining industry experience and a proven track record from each of his business and finance roles, making him ideally suited to assume responsibility for financial management at Teck,” said Mr. Lindsay. “I would like to thank Ron for his many outstanding contributions to Teck over his 25 years with the company and wish him the best in his retirement.”

Mr. Price joins Teck from BHP, where he held numerous senior roles, including Chief Transformation Officer; Vice President, Finance, Commercial, Technology and Functions; and Vice President, Investor Relations, European Union, Middle East and Africa. He holds a Master of Engineering from Oxford University and a Master of Business Administration from Cardiff University.

Nicholas Hooper has been appointed as Teck’s Senior Vice President, Corporate Development, effective September 1. Mr. Hooper succeeds Andrew Golding, who has also recently announced his retirement.

“Nic’s many years of experience in financing and M&A transactions in the mining sector along with extensive knowledge across a wide range of commodities, jurisdictions and corporate strategies make him ideally suited to lead Teck’s corporate development and strategic planning function,” said Mr. Lindsay. “I would like to thank Andrew for his significant contributions to our company.”

Mr. Hooper joins Teck from Rothschild & Co, where he was Managing Director, Investment Banking, based in Toronto. He holds a Bachelor of Arts (Honours) from the University of Western Ontario.

Mr. Conger, Mr. Price and Mr. Hooper will report to President and CEO Don Lindsay.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chad Pederson
Manager, Communications Planning
604.699.5013
chad.pederson@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com